

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

December 4, 2008

Mr. Eric R. Graef
Vice President – Finance and Treasurer, Preformed Line Products Co.
660 Beta Drive
Mayfield Village, OH 44143

Re: **Preformed Line Products Company
Form 10-K for the year ended December 31, 2007
Schedule 14A filed October 6, 2008
File No. 0-31164**

Dear Mr. Graef:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Andy Schoeffler, Attorney, at (202) 551-3748, Pamela A. Long, Assistant Director, at (202) 551-3760 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief